

KPMG LLP
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New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
BBVA Securities Inc.:

We have reviewed management's statements, included in the accompanying BBVA Securities Inc.'s Exemption Report (the Exemption Report), in which (1) BBVA Securities Inc. (the Company) stated that it may file an Exemption Report for the year ended December 31, 2017 based on guidance from the Securities and Exchange Commission (SEC) Staff on January 14, 2016 because the Company (i) self-cleared its financing transactions and a portion of its proprietary trading and customer business on a Delivery vs. Payment/Receive vs. Payment (DVP/RVP) basis, while introducing the remainder of its proprietary trading and customer transactions through another dealer on a fully disclosed basis pursuant to an exemption claimed under 15c3-3(k)(2)(ii); (ii) did not maintain customer cash or margin accounts, did not hold customer free credit balances other than those associated with DVP/RVP transactions, and did not hold customer securities in safekeeping as per the SEC Rule 15c3-3; (iii) acts as custodian for one of its bank affiliates (bank affiliate) and is party to Non-Conforming Subordination Agreement with the bank affiliate pursuant to which the bank affiliate is not considered Customer or PAB account as defined in SEC Rule 15c3-3, and (2) the Company stated that it met these criteria throughout the year ended December 31, 2017, except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the first paragraph above.

KPMG LLP

New York, New York
February 28, 2018